Exhibit 99.1

Daqo New Energy Announces Unaudited Fourth Quarter and Fiscal Year 2016 Results

CHONGQING, China—March 7, 2017—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the fourth quarter and fiscal year of 2016.

Fourth Quarter 2016 Financial and Operating Highlights

●	The Company successfully completed annual maintenance and several efficiency improvement projects, which affected polysilicon production for approximately three weeks during Q4 2016. Polysilicon production volume of 2,456 MT in Q4 2016, compared to 3,636 MT in Q3 2016
●	Polysilicon external sales volume(1) of 2,209 MT in Q4 2016, compared to 2,838 MT in Q3 2016
●	Polysilicon average total production cost(2) of $9.98/kg in Q4 2016, compared to $8.66/kg in Q3 2016
●	Polysilicon average cash cost(2) of $7.34/kg in Q4 2016, compared to $6.88/kg in Q3 2016
●	Average selling price (ASP) of polysilicon was $14.96/kg in Q4 2016, compared to $15.64/kg in Q3 2016
●	Solar Wafer sales volume of 21.3 million pieces in Q4 2016, compared to 14.4 million pieces in Q3 2016
●	Revenue of $46.1 million in Q4 2016, compared to $54.3 million in Q3 2016
●	Gross margin of 30.7% in Q4 2016, compared to 37.1% in Q3 2016
●	Non-GAAP gross margin(3) of 34.1% in Q4 2016, compared to 39.9% in Q3 2016
●	EBITDA (non-GAAP)(3) of $17.6 million in Q4 2016, compared to $25.0 million in Q3 2016
●	EBITDA margin (non-GAAP)(3) of 38.3% in Q4 2016, compared to 46.0% in Q3 2016
●	Net income attributable to Daqo New Energy shareholders of $4.1 million in Q4 2016, compared to $11.2 million in Q3 2016 and $9.6 million in Q4 2015
●	Earnings per basic ADS of $0.39 in Q4 2016, compared to $1.07 in Q3 2016, and $0.92 in Q4 2015
●	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy shareholders of $6.2 million in Q4 2016, compared to $13.2 million in Q3 2016 and $11.9 million in Q4 2015
●	Adjusted earnings per basic ADS (non-GAAP)(3) of $0.59, compared to $1.26 in Q3 2016, and $1.14 Q4 2015

	Three months ended
US$ millions except as indicated otherwise	December 31, 2016	September 30, 2016	December 31, 2015
Revenues	46.1	54.3	59.3
Gross profit	14.2	20.1	16.9
Gross margin	30.7%	37.1%	28.5%
Operating income	9.6	16.4	14.3
Net income attributable to Daqo New Energy Corp. shareholders	4.1	11.2	9.6
Earnings per basic ADS ($ per ADS)	0.39	1.07	0.92
Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders	6.2	13.2	11.9
Adjusted earnings per basic ADS (non-GAAP)(3) ($ per ADS)	0.59	1.26	1.14
Non-GAAP gross profit(3)	15.8	21.6	18.9
Non-GAAP gross margin(3) (%)	34.1%	39.9%	31.8%
EBITDA (non-GAAP)(3)	17.6	25.0	23.4
EBITDA margin(3) (non-GAAP)	38.3%	46.0%	39.5%
Polysilicon sales volume (MT) (1)	2,209	2,838	3,092
Polysilicon production cost ($/kg)(2)	9.98	8.66	9.74
Polysilicon cash cost (excl. dep’n) ($/kg)(2)	7.34	6.88	7.69

Full Year 2016 Financial and Operating Highlights

●	Polysilicon production volume of 13,068 MT in 2016, an increase of 33.7% from 9,771 MT in 2015
●	Polysilicon external sales volume(1) of 10,883 MT in 2016, an increase of 32.2% from 8,234 MT in 2015
●	Solar Wafer sales volume of 82.8 million pieces in 2016, an increase of 8.4% from 76.4 million pieces in 2015
●	Revenue of $229.1 million in 2016, an increase of 25.9% $182.0 million in 2015
●	Gross margin of 35.1% in 2016, increased from 20.6% in 2015
●	Non-GAAP gross margin(3) of 38.1% in 2016, increased from 26.5% in 2015
●	EBITDA (non-GAAP)(3) of $ 99.3million in 2016, an increase of 70.6% from $58.2 million in 2015
●	EBITDA margin (non-GAAP)(3) of 43.3% in 2016, increased from 32.0% in 2015
●	Net income attributable to Daqo New Energy Corp. shareholders of $43.5 million in 2016, an increase of 234.6% from $13.0 million in 2015
●	Earnings per basic ADS of $4.15 in 2016, an increase of 229.4% from $1.26 in 2015
●	Adjusted net income (non-GAAP)(3) attributable to Daqo New Energy Corp. shareholders of $ 53.1 million in 2016, an increase of 93.8% from $ 27.4 million in 2015
●	Adjusted earnings per basic ADS (non-GAAP)(3) of $5.07 in 2016, an increase of 91.3% from $2.65 in 2015

Notes:

(1) Our polysilicon external sales volume excludes internal sales to our Chongqing wafer manufacturing subsidiary, which utilizes polysilicon as raw material for the production of solar wafers. The sales volume is the quantity of goods that have been accepted by customers, and thus the corresponding revenue has been recognized during the period indicated.

(2) Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicted. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang, divided by the production volume in the period indicated.

(3) Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA, EBITDA margin, adjusted net income (loss) attributable to Daqo New Energy Corp. shareholders and adjusted earnings (loss) per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

"The fourth quarter of 2016 was an important milestone for Daqo New Energy. and interconnections between our new facilities and existing facilities in Xinjiang at the same time. We also successfully completed all the construction and installation work related to Phase 3A polysilicon expansion. As maintenance, construction, installation of new equipment, and interconnection of facilities were conducted concurrently, our annual maintenance for 2016 took longer than usual to complete. However, the combination of these efforts allowed us to start initial production of our expanded production capacity in the first quarter of 2017, months ahead of our original schedule. We have already reached full production throughput of 18,000 MT per annum by the end of February 2017." said Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy.

"During the fourth quarter of 2016, we saw robust demand for polysilicon products, and the strong momentum continued into the first quarter of 2017. Based on industry forecasts, the size of the solar market was approximately 70GW in 2016, with demand from China and India exceeding expectations. The PV market is expected to continue its growth in 2017, with the market size expected to be 73 to 79GW for the year. In particular, the India PV market is expected to grow from approximately 5 or 6GW in 2016 to more than 10GW in 2017. With a growing PV market and major downstream PV manufacturers continuing to add manufacturing capacities, this bodes well for continued strong demand for high-purity polysilicon products. In particular, we are seeing a shift in industry trend, with rising demand and increasing manufacturing capacities for high-efficiency mono crystalline solar wafers and solar cells. This has translated to increased demand for high-purity semiconductor-grade polysilicon, which only very few Chinese domestic manufacturers are able to supply. Daqo New Energy, with our upgraded process and high-purity products, is uniquely positioned to address this growing high-efficiency mono crystalline solar market.”

“Based on feedback from our customers, we believe that orders and shipments of downstream PV module products are currently healthy and strong. We are witnessing strong orders and robust pricing for our high quality polysilicon products from our customers, and despite our expanded capacities and production volume, customer demand is still exceeding our production volume. In fact, certain customers are now willing to make prepayments so that they can take priority in product delivery. This is a testament to both the strong market demand and the high quality of our products. As a result, we expect polysilicon ASP in the first quarter of 2017 will be higher as compared to the fourth quarter of 2016.”

“We are also proud of the financial performance we achieved for the year 2016. In 2016, we had revenues of $229 million, net income attributable to Daqo New Energy Corp. shareholders of $43.5 million, and earnings per basic ADS of $4.15, all higher as compared to 2015. We generated non-GAAP EBITDA of $99.3 million and net cash provided by operating activities of $98.7 million in 2016. The strong cash flow has allowed us to fund and complete the current phase of capacity expansion without significantly increasing bank borrowings.”

Outlook and Q1 2017 guidance

With the successful initial production of the Phase 3A capacity, the Company expects polysilicon production volume will reach 4,300 MT to 4,500 MT in the first quarter of 2017. The company expects to sell approximately 3,800 MT to 4,000 MT of polysilicon to external customers during the first quarter of 2017, a record high for the Company. The above external sales guidance excludes shipments of polysilicon to be used internally by our Chongqing solar wafer facility, which utilizes polysilicon for its wafer manufacturing operation. Wafer sales volume is expected to be approximately 23.5 million to 24 million pieces for the first quarter of 2017.

This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Fourth Quarter 2016 Results

Revenues

Revenues were $46.1 million, compared to $54.3 million in the third quarter of 2016 and $59.3 million in the fourth quarter of 2015.

Revenues from polysilicon sales to external customers were $32.8 million, compared to $44.4 million in the third quarter of 2016 and $42.9 million in the fourth quarter of 2015. External polysilicon sales volume was 2,209 MT, compared to 2,838 MT in the third quarter of 2016, and 3,092 MT in the fourth quarter of 2015.

The decrease in polysilicon revenues as compared to the third quarter of 2016 was primarily due to lower polysilicon sales volume and lower ASPs. The Company successfully completed annual maintenance and several efficiency improvement projects, which affected polysilicon production for approximately three weeks during the fourth quarter of 2016. As a result, both of our polysilicon production volume and sales volume were lower in the fourth quarter of 2016 as compared to the third quarter of 2016. However, we successfully resumed production in November 2016.

Revenues from wafer sales were $13.4 million, compared to $9.9 million in the third quarter of 2016 and $16.4 million in the fourth quarter of 2015. Wafer sales volume was 21.3 million pieces, compared to 14.4 million pieces in the third quarter of 2016 and 21.0 million pieces in the fourth quarter of 2015. The increase in wafer revenues from the third quarter of 2016 was primarily due to higher sales volume offset by lower wafer ASPs.

Gross profit and margin

Gross profit was approximately $14.2 million, compared to $20.1 million in the third quarter of 2016 and $16.9 million in the fourth quarter of 2015. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon assets in Chongqing, was approximately $15.8 million, compared to $21.6 million in the third quarter of 2016 and $18.9 million in the fourth quarter of 2015.

Gross margin was 30.7%, compared to 37.1% in the third quarter of 2016 and 28.5% in the fourth quarter of 2015. The decrease in gross margin as compared to the third quarter of 2016 was primarily due to slightly lower quarterly polysilicon ASPs and higher polysilicon production cost affected by annual maintenance, as well as lower quarterly wafer ASPs.

In the fourth quarter of 2016, total costs related to the non-operational Chongqing polysilicon assets including depreciation were $1.6 million, compared to $1.5 million in the third quarter of 2016 and $2.0 million in the fourth quarter of 2015. Excluding such costs, the non-GAAP gross margin was approximately 34.1%, compared to 39.9% in the third quarter of 2016 and 31.8% in the fourth quarter of 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $3.5 million, compared to $4.9 million in the third quarter of 2016 and $2.3 million in the fourth quarter of 2015.

Research and development expenses

Research and development expenses were approximately $2.8 million, compared to $1.0 million in the third quarter of 2016 and $0.5 million in the fourth quarter of 2015. The increase in R&D expenses as compared to the third quarter of 2016 was primarily due to increased research and development activities and process upgrades for quality enhancement, increased manufacturing throughput, energy efficiency improvement, and cost deduction.

Other operating income

Other operating income was $1.9 million, compared to $2.2 million in the third quarter of 2016 and $1.7 million in the fourth quarter of 2015. Other operating income was mainly composed of unrestricted cash incentives that the Company received from local government authorities, the amount of which varies from period to period.

Impairment of long-lived assets

The Company recognized $0.2 million and $1.6 million fixed assets impairment loss for its Wanzhou polysilicon facilities in the fourth quarter of 2016 and 2015, respectively. The Company is currently in the process of relocating the Company’s temporarily idle polysilicon machinery and equipment in Chongqing to the Company’s Xinjiang polysilicon manufacturing facility, and repurposing such assets. The impairment loss incurred was attributable to the identified relocation assets in Chongqing that were not transferrable and could not be reutilized by its Xinjiang polysilicon expansion project.

Operating income and margin

As a result of the foregoing, operating income was $9.6 million, compared to $16.4 million in the third quarter of 2016 and $14.3 million in the fourth quarter of 2015.

Operating margin was 20.7%, compared to 30.3% in the third quarter of 2016 and 24.1% in the fourth quarter of 2015.

Interest expense

Interest expense was $4.1 million, compared to $3.1 million in the third quarter of 2016 and $4.3 million in the fourth quarter of 2015.

EBITDA

EBITDA was $17.6 million, compared to $25.0 million in the third quarter of 2016 and $23.4 million in the fourth quarter of 2015. EBITDA margin was 38.3%, compared to 46.0% in the third quarter of 2016 and 39.5% in the fourth quarter of 2015.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $4.1 million, compared to $11.2 million in the third quarter of 2016 and $9.6 million in the fourth quarter of 2015.

Earnings per basic ADS were $0.39, compared to $1.07 in the third quarter of 2016 and $0.92 in the fourth quarter of 2015.

Financial Condition

As of December 31, 2016, the Company had $31.9 million in cash and cash equivalents and restricted cash, compared to $29.2 million as of September 30, 2016 and $33.6 million as of December 31, 2015. As of December 31, 2016, the accounts receivable balance was $4.8 million, compared to $4.6 million as of September 30, 2016. As of December 31, 2016, the notes receivable balance was $13.0 million, compared to $17.0 million as of September 30, 2016. As of December 31, 2016, total borrowings were $217.9 million, of which $111.9 million were long-term borrowings, compared to total borrowings of $227.6 million, including $129.0 million long-term borrowings, as of September 30, 2016.

Cash Flows

For the twelve months ended December 31, 2016, net cash provided by operating activities was $98.7 million, an increase of 48.6% from $66.4 million in the same period of 2015.

For the twelve months ended December 31, 2016, net cash used in investing activities was $66.1 million, compared to $74.1 million in the same period of 2015. The net cash used in investing activities in 2015 and 2016 was primarily related to the capital expenditure of Xinjiang Phase 2B and Phase 3A polysilicon projects.

For the twelve months ended December 31, 2016, net cash used in financing activities was $30.3 million, compared to net cash provided by financing activities of $15.2 million in the same period of 2015. The net cash used in financing activities in 2016 primarily consists of repayment of related parties loans and bank borrowings. The net cash provided by financing activities in 2015 was primarily contributed by the net proceeds from the follow-on offering in February 2015 and net bank loan borrowings.

Full Year 2016 Results

Revenues

Revenues were $229.1 million in 2016, an increase of 25.9% from $182.0 million in 2015.

Revenues from polysilicon sales to external customers were $167.5 million in 2016, an increase of 33.0% from $125.9 million in 2015. In the third quarter of 2015, we successfully ramped up our Phase 2B expansion project which increased our annual capacity from 6,150 MT to 12,150 MT. During the whole year of 2016, we were running our Xinjiang polysilicon facilities at full capacity. As a result, our annual polysilicon production volume increased by 33.7% from 9,771 MT in 2015 to 13,068 MT in 2016. Our external polysilicon sales volume increased by 32.2% from 8,234 MT in 2015 to 10,883 MT in 2016. In addition, our annual polysilicon average selling prices also improved slightly from $15.29/kg in 2015 to $15.42/kg in 2016.

Revenues from wafer sales were $61.6 million in 2016, an increase of 9.7% from $56.1 million in 2015. Wafer sales volume was 82.8 million pieces, an increase of 8.3% from 76.4 million pieces in 2015. The increase in wafer revenues as compared to 2015 was primarily due to higher sales volume.

Gross profit and margin

Gross profit was $80.4 million in 2016, an increase of 114.2% from $37.6 million in 2015. Gross margin was 35.1% in 2016, increased from 20.6% in 2015. The improvement in gross profit and gross margin was primarily attributable to our polysilicon segment.

In 2016, gross profit of our polysilicon segment excluding costs related to the Chongqing idle polysilicon facilities, was $78.2 million, an increase of 100.9% from $38.9 million in 2015. Gross margin of our polysilicon segment was 46.7%, increased from 30.9% in 2015. The increase in polysilicon gross profit and gross margin excluding costs related to the Chongqing idle polysilicon facilities was primarily due to higher sales volume and significant improvement in our polysilicon cost structure. We sold 10,883 MT of polysilicon in 2016, an increase of 32.2% from 8,234 MT in 2015. Our annual average polysilicon production cost (including depreciation) decreased by 17.8% from $11.23/kg in 2015 to $9.23/kg in 2016.

In 2016, gross profit of our wafer sector was $9.2 million, decreased from $9.4 million in 2015. Gross margin of our wafer sector was 14.9%, compared to 16.7% in 2015.

In 2016, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $6.9 million, decreased from $10.7 million in 2015. Excluding such costs, the non-GAAP gross margin was approximately 38.1% in 2016, increased from 26.5% in 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses were $16.1 million in 2016, compared to $12.6 million in 2015. The increase in selling, general and administrative expenses was primarily due to increased shipping cost, as a result of higher polysilicon shipping volume and higher relocation and moving expenses related to the relocation of the idle polysilicon manufacturing machinery and equipment from Chongqing to Xinjiang, which amounted to $2.6 million and $nil in 2016 and 2015 respectively.

Research and development expenses

Research and development expenses were $4.0 million in 2016, compared to $0.9 million in 2015. The increase in research and development expenses primarily resulted from continuous research and development activities for improvements in manufacturing efficiency and cost deduction.

Other operating income

Other operating income was $5.3 million in 2016, compared to $3.8 million in 2015, which mainly consisted of unrestricted cash incentives that we received from local government authorities, which varies from period to period at the discretion of the government.

Impairment of long-lived assets

The Company recognized a $0.2 million and $1.6 million in impairment loss related to the long-lived assets of its Chongqing polysilicon facilities in 2016 and 2015, respectively.

Operating income and margin

As a result of the foregoing, operating income was $65.4 million in 2016, an increase of 149.6% from $26.2 million in 2015. Operating margin was 28.6% in 2016, increased from 14.4% in 2015.

Interest expense

Interest expense was $14.6 million in 2016, compared to $13.2 million in 2015. The increase was primarily due to the decrease of capitalized interest expense.

Income tax expense

Income tax expenses were $7.4 million in 2016, compared to $1.1 million in 2015.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the factors described above, we had net income attributable to Daqo New Energy Corp. shareholders of $43.5 million in 2016, an increase of 236.7% from $13.0 million in 2015. Earnings per basic ADS were $4.15 in 2016, an increase of 229.4% from $1.26 in 2015.

Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders was $ 53.1 million in 2016, an increase of 94.0% from $27.4 million in 2015. Adjusted earnings per basic ADS (non-GAAP) were of $5.07 in 2016, an increase of 91.3% from $2.65 in 2015.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including non-GAAP gross profit and non-GAAP gross margin; earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS. Management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

Non-GAAP gross profit and non-GAAP gross margin includes adjustments for costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang polysilicon manufacturing facility. The Company expects a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. The Company also uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS exclude costs related to the non-operational polysilicon assets in Chongqing as described above. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, management excludes this item from its internal operating forecasts and models. Management believes that this adjustment for share-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on March 7, 2017.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
China Beijing local toll:	+86-105-357-3132
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

http://mms.prnasia.com/DQ/20170307/default.aspx

A replay of the call will be available 1 hour after the end of the conference through March 15, 2016.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10102282

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Founded in 2008, Daqo New Energy Corp. (NYSE: DQ) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. As one of the world's lowest cost producers of high-purity polysilicon and solar wafers, the Company primarily sells its products to solar cell and solar module manufacturers. The Company has built a manufacturing facility that is technically advanced and highly efficient with a nameplate capacity of 18,000 metric tons in Xinjiang, China. The Company also operates a solar wafer manufacturing facility in Chongqing, China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of 2017 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended			Year Ended Dec 31,
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	2016	2015

Revenues	$46,116	$54,289	$59,277	$229,101	$182,041
Cost of revenues	(31,941)	(34,152)	(42,362)	(148,673)	(144,491)
Gross profit	14,175	20,137	16,915	80,428	37,550
Operating expenses
Selling, general and administrative expenses	(3,512)	(4,858)	(2,261)	(16,104)	(12,604)
Research and development expenses	(2,775)	(997)	(516)	(4,001)	(924)
Other operating income	1,862	2,166	1,745	5,325	3,825
Impairment of long-lived assets	(199)	-	(1,623)	(199)	(1,623)
Total operating expenses	(4,624)	(3,689)	(2,655)	(14,979)	(11,326)
Income from operations	9,551	16,448	14,260	65,449	26,224
Interest expense	(4,099)	(3,076)	(4,260)	(14,568)	(13,174)
Interest income	17	123	258	408	494
Foreign exchange gain (loss)	(4)	(1)	(6)	(7)	641
Income before income taxes	5,465	13,494	10,252	51,282	14,185
Income tax expense	(1,281)	(2,163)	(542)	(7,358)	(1,138)
Net income	4,184	11,331	9,710	43,924	13,047
Net income attributable to noncontrolling interest	55	135	91	430	91
Net income attributable to Daqo New Energy Corp. shareholders	$4,129	$11,196	$9,619	$43,494	$12,956

Net income	4,184	11,331	9,710	43,924	13,047
Other comprehensive income (loss):
Foreign currency translation adjustments	(10,625)	(882)	(5,333)	(17,605)	(11,286)
Total other comprehensive income (loss)	(10,625)	(882)	(5,333)	(17,605)	(11,286)
Comprehensive income (loss)	(6,441)	10,449	4,377	26,319	1,761
Comprehensive income (loss) attributable to noncontrolling interest	(9)	129	61	327	61
Comprehensive income (loss) attributable to Daqo New Energy Corp. shareholders	($6,432)	$10,320	$4,316	$25,992	$1,700

Income per ADS
Basic	0.39	1.07	0.92	4.15	1.26
Diluted	0.39	1.05	0.91	4.11	1.24
Weighted average ADS outstanding
Basic	10,508,261	10,478,671	10,447,744	10,469,690	10,320,634
Diluted	10,642,404	10,642,235	10,570,777	10,592,710	10,456,477

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015

ASSETS:
Current Assets:
Cash and cash equivalents	$15,987	$21,630	$14,490
Restricted cash	15,893	7,531	19,063
Accounts receivable, net	4,836	4,585	19,850
Notes Receivable	13,026	17,037	11,110
Prepaid expenses and other current assets	8,028	6,849	12,235
Advances to suppliers	1,723	1,805	1,028
Inventories	12,281	14,905	10,716
Amount due from related party	1,529	1,869	285
Total current assets	73,303	76,211	88,777
Property, plant and equipment, net	557,428	561,324	544,326
Prepaid land use right	24,810	25,971	27,122
Deferred tax assets	586	610	627
Investment accounted for under cost-method	582	182	-
TOTAL ASSETS	656,709	664,298	660,852

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	105,980	98,630	123,937
Accounts payable	18,745	17,698	17,492
Notes payable	25,732	14,440	20,153
Advances from customers	7,520	4,189	8,183
Payables for purchases of property, plant and equipment	51,323	43,696	49,675
Accrued expenses and other current liabilities	8,320	8,744	8,617
Amount due to related party	26,830	41,390	46,397
Income tax payable	5,300	4,658	941
Total current liabilities	249,750	233,445	275,395
Long-term borrowings	111,949	128,975	118,548
Other long Term Liabilities	23,280	24,252	25,253
TOTAL LIABILITIES	384,979	386,672	419,196
EQUITY:
Ordinary shares	27	26	26
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	240,112	239,566	236,358
Accumulated gains (losses)	40,432	36,304	(3,061)
Accumulated other comprehensive income	(8,721)	1,841	8,780
Total Daqo New Energy Corp.’s shareholders’ equity	270,101	275,988	240,354
Noncontrolling interest	1,629	1,638	1,302
Total equity	271,730	277,626	241,656
TOTAL LIABILITIES & EQUITY	656,709	664,298	660,852

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the twelve months ended December 31,
	2016	2015
Operating Activities:
Net income	$43,924	$13,047
Adjustments to reconcile net income to net cash provided by operating activities:
Long-lived assets impairment	199	1,623
Share-based compensation	2,702	3,688
Inventory write-down	-	62
Allowance (reversal) for doubtful accounts	(1,053)	(2,027)
Depreciation of property, plant and equipment	33,822	31,361
Disposal of Assets Loss	181	166

Changes in operating assets and liabilities:
Accounts receivables	14,891	(10,399)
Notes receivables	(2,635)	36,898
Prepaid expenses and other current assets	3,416	30
Advances to suppliers	(761)	264
Inventories	(2,258)	(1,622)
Amount due from related parties	(1,318)	5,481
Amount due to related parties	1,815	2,178
Prepaid land use rights	557	596
Other non-current assets	-	162
Accounts payable	2,386	1,453
Notes payable	(1,404)	(14,733)
Accrued expenses and other current liabilities	261	59
Income tax payable	4,420	941
Advances from customers	(134)	(2,051)
Deferred tax assets	-	(627)
Deferred government subsidies	(339)	(125)
Net cash provided by operating activities	98,672	66,425

Investing activities:
Purchases of property, plant and equipment	(67,477)	(81,364)
Proceeds from disposition of Nanjing Daqo	-	5,110
Investment accounted for under cost-method	(582)	-
Increase in restricted cash	1,936	2,122
Net cash used in investing activities	(66,123)	(74,132)

Financing activities:
Proceeds from related parties loans	126,401	245,958
Repayment of related parties loans	(148,463)	(276,575)
Proceeds from bank borrowings	106,987	237,032
Repayment of bank borrowings	(116,255)	(220,611)
Proceeds from follow-on equity offering	-	30,030
Issuance cost for follow-on equity offering	-	(2,033)
Cash received from exercise of options	1,052	276
Repurchase stock	-	(1,350)
Proceeds from the sale of ownership interests by Xinjiang Daqo	-	2,516
Net cash (used in) provided by financing activities	(30,278)	15,243

Effect of exchange rate changes	(774)	(114)
Net increase in cash and cash equivalents	1,497	7,422
Cash and cash equivalents at the beginning of the year	14,490	7,068
Cash and cash equivalents at the end of the year	15,987	14,490

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended			Twelve months ended
	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Gross profit	14,175	20,137	16,915	80,428	37,550
Costs related to the non-operational Chongqing polysilicon operations	1,588	1,501	1,976	6,913	10,725
Non-GAAP gross profit	15,763	21,638	18,891	87,341	48,275

	Three months Ended			Twelve months ended
	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Gross margin	30.7%	37.1%	28.5%	35.1%	20.6%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	3.4%	2.8%	3.3%	3.0%	5.9%
Non-GAAP gross margin	34.1%	39.9%	31.8%	38.1%	26.5%

	Three months Ended			Twelve months ended
	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Net income	4,184	11,331	9,710	43,924	13,047
Income tax expense	1,281	2,163	542	7,358	1,138
Interest expense	4,099	3,076	4,260	14,568	13,174
Interest income	(17)	(123)	(258)	(408)	(494)
Depreciation	8,095	8,522	9,131	33,822	31,361
EBITDA (non-GAAP)	17,642	24,969	23,385	99,264	58,226
EBIDTA margin (non-GAAP)	38.3%	46.0%	39.5%	43.3%	32.0%

	Three months Ended			Twelve months ended
	Dec. 31, 2016	Sep. 30, 2016	Dec. 31, 2015	Dec. 31, 2016	Dec. 31, 2015
Net income attributable to Daqo New Energy Corp. shareholders	4,129	11,196	9,619	43,494	12,956
Costs related to the non-operational Chongqing polysilicon operations	1,588	1,501	1,976	6,913	10,725
Share-based compensation	443	522	275	2,702	3,688
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	6,160	13,219	11,870	53,109	27,369
Adjusted earnings per basic ADS (non-GAAP)	$0.59	$1.26	$1.14	$5.07	$2.65
Adjusted earnings per diluted ADS (non-GAAP)	$0.58	$1.24	$1.12	$5.01	$2.62

For further information, please contact:

Daqo New Energy Corp.

Investor Relations

Phone: +86-187-1658-5553

dqir@daqo.com

SOURCE: Daqo New Energy Corp.